July 1, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Uwem Bassey
Larry Spirgel
Anastasia Kaluzienski
Robert Littlepage

Re:	Figma, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 23, 2025
CIK No. 0001579878
Ladies and Gentlemen:
We are submitting this letter on behalf of Figma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2025 (the “Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001579878) confidentially submitted by the Company to the Commission on May 23, 2025. Concurrently herewith, we are filing a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Consolidated Statements of Operations Data, page 22
1.Revise the line item description “Less: net loss attributable to participating securities” to Less: net income attributable to participating securities.
In response to the Staff’s comment, the Company has revised its disclosure on page 33 of the Registration Statement.
Capitalization, page 85

U.S. Securities and Exchange Commission
July 1, 2025

2.Please revise the amount presented in the total capitalization line item to exclude the amount presented in the cash, cash equivalents, and marketable securities line item and double-underline your cash, cash equivalents, and marketable securities balance so that it is clear that cash, cash equivalents, and marketable securities is not part of your total capitalization.
In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Registration Statement.
Management’s Discussion and Analysis
Net Dollar Retention Rate, page 103
3.We note your revised disclosure in response to prior comment 9 indicating that you experienced a decline in your net dollar retention rate throughout 2023 as macroeconomic pressure impacted seat expansion. Please expand your disclosure to:
•describe the macroeconomic pressure and explain how it impacted seat expansion;
•clarify whether or not the macroeconomic pressure continues to be present; and
•discuss the impact of customer or seat contraction on your net dollar retention rate, if any.
In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 120 of the Registration Statement.
Contractual Obligations and Commitments, page 124
4.We note the tabular presentation of your consolidated principal cash obligations as of March 31, 2025. We further note your disclosure that the total future minimum lease payments associated with the March 6, 2025 amended lease agreement are not included in the operating lease commitments presented in the table. However, when compared to the operating lease commitments as of December 31, 2024 disclosed on page 104 of your prior filing on April 15, 2025, it appears that the future minimum lease payments may be included. Please revise your disclosure, as appropriate, or advise us.
In response to the Staff’s comment, the Company has revised its disclosure on page 143 of the Registration Statement.
* * * * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or in my absence, Michael Esquivel at (650) 335-7913.

U.S. Securities and Exchange Commission
July 1, 2025

Sincerely,
/s/ Ran Ben-Tzur
Ran Ben-Tzur
Partner
FENWICK & WEST LLP
cc:
Dylan Field, Chief Executive Officer and President
Praveer Melwani, Chief Financial Officer
Brendan Mulligan, Esq., General Counsel and Corporate Secretary
Figma, Inc.
Michael Esquivel, Esq.
Jennifer Hitchcock, Esq.
Aman Singh, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Richard Kim, Esq.
Latham & Watkins LLP